UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number          009-51770
CMG Holdings Group, Inc.
(Exact name of registrant as specified in its charter)

2130 North Lincoln Park West 8N Chicago, IL 60614 (773) 698-6047
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 197
Pursuant to the requirements of the Securities Exchange Act of 1934, CMG Holdings Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CMG Holdings Group, Inc.

Date: June 7, 2018	By:	/s/ Glenn Laken
		Name:	Glenn laken
		Title:	Chief Executive Officer and Chief Financial Officer